November 22, 2011

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington DC, 20549

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on November 17, 2011 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”).  On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Global Comment

1.	Comment: Please provide a representation that the Board of Trustees of the Funds has no intention to terminate the expense limitation agreements of any of the Funds within the next year.
Response: The Board of Trustees has no intention to terminate the expense limitation agreements of any of the Funds within the next year.

Global X NASDAQ 500 ETF

2.	Comment: Please provide a representation that the Fund will invest more than 90% of its total assets in the Underlying Index and in ADRs and GDRs based on the securities in the Underlying Index.
Response: The Fund’s investment adviser expects to invest more than 90% of the Fund’s total assets in the Underlying Index and in ADRs and GDRs based on the securities in the Underlying Index.

Mr. Kieran G. Brown
Securities and Exchange Commission
November 22, 2011

Global X NASDAQ Mid Cap 400 ETF

3.	Comment. Please disclose in the prospectus an 80% investment policy with respect to mid cap securities.
Response. We have changed the name of the Fund and included disclosure consistent with this comment.

4.	Comment: Under the “Summary of Principal Risks” section of the prospectus, please review current disclosure on “Concentration Risk.”
Response: We have deleted “Concentration Risk” from the “Summary of Principal Risks” section of the prospectus.

5.	Comment: Under the “Summary of Principal Risks” section of the prospectus, please consider whether small-cap risk disclosure is necessary.
Response:  We have deleted small-cap risk disclosure from the “Summary of Principal Risks” section of the prospectus.

Global X NASDAQ 100 Global Technology ETF

6.	Comment: Please provide a representation that the Fund will invest at least 40% of its total assets in three or more countries outside the United States.
Response:  We have changed the name of the Fund to the Global X NASDAQ 100 Global Technology Index ETF.  The Funds’ investment adviser expects to invest more than 90% of the Fund’s total assets in the Underlying Index and in ADRs and GDRs based on the securities in the Underlying Index.

7.	Comment: Please confirm description of Underlying Index.
Response:  We have updated and confirmed the description of the Underlying Index.

Statement of Additional Information

8.	Comment: Please add disclosure clarifying how concentration investment limitations apply to investments in (i) affiliated investment companies and (ii) revenue bonds.
Response:  We have added additional disclosure consistent with this comment.

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:
The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Kieran G. Brown
Securities and Exchange Commission
November 22, 2011

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today.  Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC